UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.     )

LDR HOLDING CORPORATION

(Name of Subject Company)

LDR HOLDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Scott Way

Executive Vice President and General Counsel

LDR Holding Corporation

13785 Research Boulevard, Suite 200

Austin, Texas 78750

(512) 344-3333

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Carmelo M. Gordian

J. Russel Denton

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

(512) 320-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX A - Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated.	A-1

ANNEX B - Section 262 of the General Corporation law of the State of Delaware	B-1

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is LDR Holding Corporation, a Delaware corporation (“LDR”). The address of LDR’s principal executive office is 13785 Research Boulevard, Suite 200, Austin, Texas 78750. The telephone number of LDR’s principal executive office is (512) 344-3333.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is LDR’s common stock, par value of $0.001 per share (the “Shares”). As of the close of business on June 10, 2016, 29,317,224 Shares were issued and 29,316,875 Shares were outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of LDR, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by LH Merger Sub, Inc., a Delaware corporation (“Purchaser”), to purchase all of the outstanding Shares for a price per Share equal to $37.00 (the “Offer Price”), net to the seller in cash, without interest, less any deductions or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). According to the Offer to Purchase, Purchaser is an indirect wholly owned subsidiary of Zimmer Biomet Holdings, Inc., a Delaware corporation (“Parent”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on June 14, 2016. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 6, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among LDR, Parent and Purchaser. Following the consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into LDR (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with LDR surviving as an indirect, wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. LDR does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Merger Effective Time”) the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the certificate of merger. At the Merger Effective Time, each Share (other than treasury Shares held by LDR and any Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or LDR or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive the Offer Price in cash, without interest, less any deductions or withholding of taxes required by applicable law. As a result of the Merger, LDR will cease to be a publicly traded company and will become an indirect, wholly owned subsidiary of Parent.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on June 14, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, on July 13, 2016 (one minute after 11:59 p.m., New York City time, on July 12, 2016), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 345 East Main Street, Warsaw, Indiana 46580.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at http://www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of LDR, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between LDR or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between LDR, Parent and/or Purchaser.

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among LDR, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information about LDR, Parent or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of LDR, Parent or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On March 21, 2016, LDR and Parent entered into a confidentiality agreement (as it may be amended from time to time, the “Confidentiality Agreement”) in connection with a potential transaction involving LDR. The summary of the Confidentiality Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and its incorporated herein by reference.

Exclusivity Agreement

On May 4, 2016, LDR and Parent entered into an exclusivity agreement (as amended by that certain Letter Agreement Regarding Extension of Exclusivity Period, dated June 3, 2016, the “Exclusivity Agreement”). The summary of the Exclusivity Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference.

The foregoing summary of the provisions of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference, and that certain Letter Agreement Regarding Extension of Exclusivity Period, dated June 3, 2016, by and between LDR and Parent, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements between LDR and its Executive Officers, Directors and Affiliates.

Certain of LDR’s executive officers and directors may be deemed to have financial interests in the Merger that may be different from, or in addition to, those of LDR’s stockholders generally, which may create potential conflicts of interest. The LDR board of directors (the “LDR Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Treatment of Equity and Equity-Based Awards

Shares. Certain of LDR’s directors and executive officers hold outstanding Shares, some of which were issued under LDR’s 2007 Stock Option/Stock Issuance Plan, 2013 Equity Incentive Plan or Amended and Restated Employee Stock Purchase Plan (the “ESPP”). LDR’s executive officers and directors who tender Shares that they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other LDR stockholders who tender Shares into the Offer. If the Merger occurs, at the Offer acceptance time, any Shares owned by LDR’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other LDR stockholders whose Shares are exchanged in the Merger.

LDR Restricted Stock Units. Certain of LDR’s directors and executive officers hold outstanding restricted stock units (“LDR Restricted Stock Units”). As of the Merger Effective Time, each LDR Restricted Stock Unit that is outstanding shall be fully vested and shall be canceled in exchange for a cash payment equal to the product of (x) the number of Shares subject to such LDR Restricted Stock Unit award as of the Merger Effective Time and (y) the Offer Price. The cash payment in respect of such LDR Restricted Stock Units will be settled, less any required withholding taxes, as promptly as practicable following the Merger Effective Time, but not later than the fifth business day following the Merger Effective Time (except as otherwise required to avoid additional taxes and penalties under applicable tax laws).

LDR Performance Stock Units. Certain of LDR’s directors and executive officers hold outstanding performance-based restricted stock units (“LDR Performance Stock Units”). As of the Merger Effective Time, each LDR Performance Stock Unit that is outstanding shall be fully vested and shall be canceled in exchange for a cash payment equal to the product of (x) the number of Shares subject to such LDR Performance Stock Unit award as of the Merger Effective Time and (y) the Offer Price. With respect to those LDR Performance Stock Units that are within a current performance period as of the Merger Effective Time, the number of Shares subject to such award shall be determined in accordance with the existing award agreement related to such LDR Performance Stock Unit. The cash payment in respect of such LDR Performance Stock Units will be settled, less any required withholding taxes, as promptly as practicable following the Merger Effective Time, but not later than the fifth business day following the Merger Effective Time (except as otherwise required to avoid additional taxes and penalties under applicable tax laws).

LDR Options. Certain of LDR’s directors and executive officers hold outstanding options to purchase Shares under LDR’s stock plans (the “LDR Options”). Each LDR Option that is outstanding as of the Merger Effective Time shall be fully vested and shall be canceled in exchange for a cash payment equal to the product of (x) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such LDR Option, and (y) the number of Shares underlying such LDR Option. If the exercise price of any LDR Option is equal to, or in excess of, the Offer Price, then such LDR Option will be terminated as of the Merger Effective Time without any payment. Any cash payment in respect of such LDR Option will be settled, less any required withholding taxes, as promptly as practicable following the Merger Effective Time, but not later than the fifth business day following the Merger Effective Time (except as otherwise required to avoid additional taxes and penalties under applicable tax laws).

BCE Warrants. One of LDR’s executive officers, Patrick Richard, holds BCE Warrants. BCE Warrants are warrants to acquire shares of the capital stock of LDR’s subsidiary, LDR Médical S.A.S (“Médical”). Prior to the Merger Effective Time, LDR shall cause Mr. Richard to exercise his BCE Warrants for all of the number of shares of Médical capital stock issuable pursuant to the terms of such BCE Warrants. Pursuant to the terms of the Second Amended and Restated Put-Call Agreement, as amended, between LDR, Médical and the BCE warrantholders, the shares of capital stock of Médical issued upon exercise of the BCE Warrants will automatically be exchanged for Shares. For each such Share, Mr. Richard will receive the Offer Price, less any required withholding taxes, as promptly as practicable following the Merger Effective Time, but not later than the fifth business day following the Merger Effective Time (except as otherwise required to avoid additional taxes and penalties under applicable tax laws).

Table of Equity-Based Payments. The following table sets forth the approximate amount of the equity-based payments that each of LDR’s directors and executive officers would be entitled to receive in connection with the consummation of the Transactions (assuming that the Merger Effective Time occurred on June 3, 2016, that no amount of withholding taxes are applicable to such payments, and that the cash consideration is $37.00 per Share):

Name	Number of Shares Owned (1)	Consideration for Owned Shares ($)	Shares Subject to Outstanding LDR Options and BCE Warrants (2)	Consideration for LDR Options and BCE Warrants ($)	Number of Outstanding LDR Restricted Stock Units and LDR Performance Stock Units (3)	Consideration for LDR Restricted Stock Units and LDR Performance Stock Units ($)	Total Payment ($)
Directors
Joseph Aragona	4,000	148,000	7,000	23,420	8,000	296,000	467,420
William W. Burke	5,667	209,679	12,811	173,888	8,833	326,821	710,388
Kevin M. Lalande	9,722	359,714	13,611	138,167	8,833	326,821	824,702
Alan W. Milinazzo	-	-	3,500	-	9,000	333,000	333,000
Stefan Widensohler	220,468	8,157,316	13,611	138,167	8,833	326,821	8,622,304
Executive Officers
Christophe Lavigne	684,153	25,313,661	286,782	4,389,710	116,598	4,314,126	34,017,497
Robert McNamara	9,543	353,091	97,552	1,613,994	41,898	1,550,226	3,517,311
André Potgieter	13,660	505,420	212,549	5,641,410	41,995	1,553,815	7,673,645
G. Joseph Ross	5,825	215,525	75,783	1,400,365	31,822	1,177,414	2,793,304
James Burrows	18,137	671,069	98,288	2,091,080	31,822	1,177,414	3,939,563
Patrick Richard	528,463	19,553,131	68,310	1,069,700	22,392	828,504	21,451,335
Scott Way	7,844	290,228	55,058	803,446	31,822	1,177,414	2,271,088

(1)	Based on the number of Shares owned (directly or indirectly) as of June 3, 2016.

(2)	Number shown is the number of LDR Options and BCE Warrants held by each director and executive officer (whether vested or unvested) as of June 3, 2016.

(3)	Number shown is the number of LDR Restricted Stock Units and LDR Performance Stock Units held by each director and executive officer as of June 3, 2016. The number and value of LDR Performance Stock Units assumes achievement of target-level performance with respect to the current performance period.

Treatment of Employee Stock Purchase Plan. Prior to the Merger Effective Time, the ESPP and each outstanding offering period then in progress, will terminate and each participant’s accumulated contributions to the ESPP will be used to purchase Shares as of such time in accordance with the terms of the ESPP (and any funds that remain in participants’ account after such purchase shall be returned to the applicable participants). No new offering periods in the ESPP will begin after June 6, 2016, and no participant may increase his or her payroll deduction percentages or purchase elections after June 6, 2016. Messrs. Lavigne, McNamara, Potgieter, Ross and Way are enrolled in the current offering period under the ESPP. As of June 3, 2016, no executive officer’s accumulated contributions under the ESPP were sufficient to purchase one Share.

Existing Employment Arrangements

LDR previously entered into employment agreements with each of its named executive officers (as defined below). In the event a change in control occurs, which includes the Transactions, and (a) such named executive officer is not offered continued employment by the acquiring company and in connection therewith, such named executive officer is terminated without cause or he terminates his employment for good reason, or (b) such named executive officer is offered continuing employment, but he is terminated without cause or he terminates his employment for good reason, in either event, within 12 months of the change in control event, then, in addition to any other accrued amounts payable to such named executive officer through the date of termination of his employment, the named executive officer will be entitled to the following benefits: (i) the payment of a lump-sum payment in an amount equal to the sum of (x) in the case of Mr. Lavigne, two times his current annual base salary, or in the case of Messrs. McNamara, Potgieter, Burrows, and Ross, one times such named executive officer’s current annual base salary, plus (y) any unpaid bonus through the date of such named executive officer’s termination (any such bonus is presumed to have been earned, and will be paid on a pro rata basis for the number of days through the date of such named executive officer’s termination for the applicable period); plus (z) in the case of Mr. Lavigne, 200% of Mr. Lavigne’s target annual bonus for the fiscal year in which the termination occurs, or in the case of Messrs. McNamara, Potgieter, Burrows, and Ross, 100% of such named executive officer’s target annual bonus for the fiscal year in which the termination occurs; and (ii) provided that such named executive officer properly elects COBRA continuation coverage, the payment of COBRA premiums for health care coverage for such named executive officer, his spouse and his covered dependents for 24 months, in the case of Mr. Lavigne, or for 12 months, in the case of Messrs. McNamara, Potgieter, Burrows, and Ross.

As discussed above in the section entitled “—Treatment of Equity and Equity-Based Awards,” all equity outstanding as of the Merger Effective Time, whether vested or unvested, shall be canceled in exchange for a cash payment.

The employment agreements also provide for non-competition and non-solicitation covenants for 12 months following a termination of employment. If the payments and benefits due to the named executive officers under their respective employment agreements or otherwise would be subject to Section 280G of the Internal Revenue Code of 1986 (the “Code”), the payments and benefits will be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code, but only if such reduction places each named executive officer as applicable, in a better after-tax position than if such reduction were not made.

Definition of Cause. Under the employment agreements, “cause” is generally defined as: (i) the named executive officer’s willful, knowing or grossly negligent failure or refusal to perform his duties or to follow the reasonable directions of the Chief Executive Officer (or in the case of Mr. Lavigne, the LDR Board), which has continued for 30 days following written notice of such failure from the Chief Executive Officer (or in the case of Mr. Lavigne, the LDR Board); (ii) the named executive officer’s breach of any fiduciary duty owed to LDR; (iii) material and willful misfeasance or malfeasance by the named executive officer in connection with the performance of his duties under his employment agreement; (iv) the named executive officer’s commission of an act which is a fraud or embezzlement or a crime involving moral turpitude; (v) the conviction of the named executive officer for, or a plea of guilty or nolo contendere by the named executive officer to, a criminal act which is a felony; (vi) a material breach or default by the named executive officer of any provision of his employment agreement which has continued for 30 days following notice of such breach or default from the Chief Executive Officer (or in the case of Mr. Lavigne, the LDR Board); or (vii) the named executive officer’s abuse of drugs or alcohol to LDR’s detriment.

Definition of Good Reason. Under the employment agreements, “good reason” is generally defined as the occurrence of any one or more of the following events without the named executive officer’s prior written consent, unless LDR fully corrects the circumstances constituting “good reason” within 30 days after notice from the named executive officer that “good reason” exists: (i) a material reduction of the named executive officer’s duties and responsibilities under his employment agreement; (ii) a relocation of the named executive officer’s workplace more than 50 miles outside the workplace the named executive officer has been assigned to work over the prior six-month period; provided that with respect to Messrs. Ross and Burrows such reassignment must happen without their consent, which cannot be reasonably withheld if the relocation is to another of LDR’s principal offices in the United States; (iii) LDR’s reduction of the named executive officer’s annual base salary, other than in the event of a reduction in compensation of all of LDR’s executive officers, generally, so long as the named executive officer’s reduction is no more than the average reduction; (iv) if in connection with a change in control the acquiring company does not expressly assume the named executive officer’s employment agreement or offer to enter into an agreement with the named executive officer on terms substantially similar to the named executive officer’s employment agreement in all material respects; or (v) LDR’s breach of the named executive officer’s employment agreement. In order for the named executive officer’s resignation with good reason to be effective, the named executive officer must deliver to LDR written notice of his resignation for good reason within 30 days after the date the named executive officer first knows or should reasonably know of the occurrence constituting good reason.

See the below section entitled “Information Regarding Golden Parachute Compensation” for the amounts that may become payable to the named executive officers in connection with the Merger. The foregoing description of the employment agreements of the named executive officers is a summary only and is qualified in its entirety by reference to the employment agreements of such named executive officers, all of which have been filed with the SEC as exhibits to this Schedule 14D-9.

Executive Officer and Director Arrangements Following the Merger

In connection with entering into the Merger Agreement, Christophe Lavigne entered into an employment agreement, and Patrick Richard entered into an employment and consulting engagement with Parent (together, the “Employment Agreements”). The following summary description of the Employment Agreements and all other provisions of the Employment Agreements discussed herein are qualified by reference to such Employment Agreements, which have been filed as Exhibits (e)(20) and (e)(21) to this Schedule 14D-9.

Employment Agreement with Mr. Lavigne. Mr. Lavigne’s Employment Agreement provides that he will serve as the Vice President of Spine Strategy in Parent’s spine division for a 12 month employment term. Following the employment term, Mr. Lavigne agrees to serve as a consultant for Parent for a subsequent 12 month term, provided that at any time during the initial employment term, Parent may re-characterize the employment relationship with Parent to a consulting relationship, in which event the length of the consulting term shall be extended so that the employment term and consulting term together will equal 24 months. Notwithstanding the foregoing, each of Mr. Lavigne and Parent has the right to terminate the employment or consultancy relationship at any time and for any reason with 30 days’ prior notice. During the employment term, Mr. Lavigne will continue to be paid an annual base salary of $540,750, and during the consulting term, he will be entitled to receive a full-day consulting rate of $2,810, pro-rated as necessary.

During the employment term, Mr. Lavigne will be entitled to an annual target bonus of ninety percent (90%) of his current annual base salary, which shall be paid at the same time as bonuses are paid to other similarly-situated executives of Parent. In the event that Mr. Lavigne’s service is converted to a consultancy during the initial employment term, he shall be entitled to receive the full annual bonus for the year of such conversion payable at target level.

Mr. Lavigne shall be paid a transaction bonus equal to $2,583,509 in the form of a lump sum payment following the Merger Effective Time, subject to him executing and not revoking an effective release of claims. Mr. Lavigne agreed to waive any severance benefits under his current employment agreement with LDR and is not entitled to any severance payments under the Employment Agreement with Parent. Mr. Lavigne will receive a sign-on equity grant under an equity incentive plan of Parent with an approximate value on the date of grant equal to $1,200,000. The sign-on equity grant shall consist of a grant of stock options with a Black-Scholes value on the date of grant equal to approximately $600,000 and a restricted stock unit grant with a fair market value on the date of grant equal to approximately $600,000. Each of these equity grants will cliff vest on the first anniversary of the Merger Effective Time. If Mr. Lavigne terminates his employment at any time before the first anniversary of the Merger Effective Time for any reason, including without limitation, a conversion to a consultancy, the entire sign-on equity grant shall be forfeited.

In connection with Mr. Lavigne’s Employment Agreement, he also will execute a Confidentiality, Non-Competition and Non-Solicitation Agreement with Parent that will be effective during the employment term, the consulting term and for a 12 month period after the later of the two terms expires.

Employment and Consulting Engagement with Mr. Richard. Mr. Richard’s Employment Agreement provides that he will use his best effort to serve actively as “Managing Director” of Médical for at least six months following the consummation of the Transactions. At the end of such six month period, Mr. Richard and Parent will discuss in good faith the opportunity for Mr. Richard to continue in his position, serve as an independent consultant or cease his professional relationship with Parent. Parent agrees, unless otherwise mutually agreed, that it will terminate Mr. Richard as “Managing Director” of Médical, thereby entitling him to benefits under the Demande

d’affiliation à la Convention d’Assurance Chômage GSC, which is a third-party insurance policy that will pay Mr. Richard 18 months of his base salary in the event he is removed as a “Managing Director” of Médical.

As of the date of this Schedule 14D-9, no other executive officer of LDR and no directors of LDR have entered into any agreements or arrangements with Parent, LDR, or their respective affiliates regarding continued service with Parent, LDR or their respective affiliates after the Merger Effective Time, although it is possible that Parent, LDR, or their respective affiliates may enter into employment or other arrangements with LDR’s management in the future. Unless superseded, the executive employment agreements described above would continue in accordance with their terms after the Merger Effective Time.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that each LDR employee who continues as an employee of LDR or LDR’s subsidiaries following the Merger Effective Time will, until the earlier of the termination of such continuing employee’s employment with such entities or December 31, 2016, be provided with (i) base salary or wage rate and annual cash bonus opportunities that are the same as provided as of the date of the Merger Agreement, and (ii) employee benefits (excluding equity compensation) that are substantially comparable in the aggregate to those provided to the continuing employee as of the date of the Merger Agreement.

In addition, subject to certain exceptions, Parent has agreed to recognize years of service with LDR or its subsidiaries under Parent employee benefit plans to the extent such service would have been recognized under a corresponding LDR employee benefit plan, and generally to use commercially reasonable efforts to cause any pre-existing condition exclusions, waiting periods and similar limitations to be waived under certain welfare benefit plans and provide credit for deductibles and co-payments, in each case, after the Merger Effective Time under applicable Parent benefit plans in the applicable plan year.

Information Regarding Golden Parachute Compensation.

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of LDR’s named executive officers who were named executive officers in LDR’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure pursuant to Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that:

•	The disclosure provided by this table shall be quantified assuming that the triggering event took place on the latest practicable date which is June 3, 2016;

•	The employment of each named executive officer was terminated by LDR without cause or by the named executive officer for good reason on such date;

•	No amount of withholding taxes are applicable to any payments set forth in the table, no payments are delayed for six months to the extent required under Code Section 409A and no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments; and

•	The amount of the per Share cash consideration payable under the Merger Agreement is $37.00.

As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between LDR and its Executive Officers, Directors and Affiliates.”

Name and Principal Position	Cash ($)(1)	Value of Unvested LDR Options ($)(2)	Value of Unvested LDR Restricted Stock Units ($)(3)	Value of Unvested LDR Performance Stock Units ($)(4)	Healthcare Benefit Continuation ($)(5)	Total ($)
Christophe Lavigne, President and Chief Executive Officer(6)	2,583,509	1,688,356	2,636,546	1,677,580	-	8,585,991
Robert McNamara, Executive Vice President and Chief Financial Officer	560,942	976,324	883,042	667,184	22,229	3,109,721
André Potgieter, Executive Vice President of U.S. Sales, LDR Spine	681,793	530,116	799,792	754,023	22,245	2,787,969
G. Joseph Ross, Executive Vice President, Global Marketing	400,171	413,264	602,989	574,425	22,062	2,012,911
James Burrows, Executive Vice President, Chief Operations Officer	396,360	433,111	602,989	574,425	22,057	2,028,942

(1)	As described in more detail above in “—Arrangements between LDR and its Executive Officers, Directors and Affiliates—Existing Employment Arrangements,” this amount equals the “double-trigger” cash severance payments payable to each of Messrs. McNamara, Potgieter, Ross and Burrows upon a qualifying termination of employment in connection with or during the 12 months following a change in control, which is equal to the (i) sum of each named executive officer’s annual base salary and target bonus for 2016, plus (ii) a pro rata share of his target annual cash bonus for 2016 earned through the stated termination date of June 3, 2016. Pursuant to the Employment Agreement entered into by Parent and Mr. Lavigne, Mr. Lavigne will be entitled to a single-trigger transaction bonus in the amount of $2,583,509 in the form of a lump sum payment following the Merger Effective Time and has waived any severance benefits under his current employment agreement with LDR (see footnote (6)).

(2)	As described in more detail above in “—Arrangements between LDR and its Executive Officers, Directors and Affiliates—Treatment of Equity and Equity-Based Awards,” each outstanding unvested LDR Option will fully vest, and will be canceled in exchange for a cash payment equal to the product of (x) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such LDR Option, and (y) the number of Shares underlying such LDR Option. The table sets forth the value of “single-trigger” payments to be made to each named executive officer in respect of LDR Options held by each named executive officer as of June 3, 2016.

(3)	As described in more detail above in “—Arrangements between LDR and its Executive Officers, Directors and Affiliates—Treatment of Equity and Equity-Based Awards,” each outstanding, unvested LDR Restricted Stock Unit will fully vest, and will be canceled in exchange for a cash payment equal to the product of (x) the number of Shares subject to such LDR Restricted Stock Unit and (y) the Offer Price. The table sets forth the value of “single-trigger” payments to be made to each named executive officer in respect of the LDR Restricted Stock Units held by each named executive officer as of June 3, 2016.

(4)	As described in more detail above in “—Arrangements between LDR and its Executive Officers, Directors and Affiliates—Treatment of Equity and Equity-Based Awards,” each outstanding, unvested LDR Performance Stock Unit will fully vest, and will be canceled in exchange for a cash payment equal to the product of (x) the number of Shares subject to such LDR Performance Stock Unit and (y) the Offer Price. The table sets forth the value of “single-trigger” payments to be made to each named executive officer in respect of the LDR Performance Stock Units held by each named executive officer as of June 3, 2016. The value of LDR Performance Stock Units assumes achievement of target-level performance with respect to the current performance period.

(5)	The healthcare benefit continuation value stated is equivalent to the total premium amount that would be contributed by LDR on behalf of Messrs. McNamara, Potgieter, Ross and Burrows for continued healthcare coverage (medical, dental and vision) for the named executive officer, their spouse and any covered dependents for up to 12 months after termination. Pursuant to the Employment Agreement entered into by Parent and Mr. Lavigne, Mr. Lavigne has waived any healthcare benefit contributions under his existing employment agreement with LDR (see footnote (6)).

(6)	As described in more detail above in “—Arrangements between LDR and its Executive Officers, Directors and Affiliates—Existing Employment Arrangements,” under Mr. Lavigne’s existing employment agreement with LDR, he is entitled to a “double-trigger” cash severance payment upon a qualifying termination of employment in connection with or during the 12 months following a change in control, which is equal to (i) two (2) times the sum of Mr. Lavigne’s annual base salary and target bonus for 2016, (ii) a pro rata share of his target annual cash bonus for 2016 earned through his date of termination, and (iii) the payment of COBRA premiums for Mr. Lavigne, his spouse and his dependents for 24 months. However, pursuant to the Employment Agreement entered into by Parent and Mr. Lavigne, Mr. Lavigne has waived any severance benefits and post-termination healthcare benefit contributions under his existing employment agreement with LDR. The following table represents the cash severance and benefit continuation payments that Mr. Lavigne would have been entitled to under his current employment agreement with LDR if he had been terminated on June 3, 2016 and not entered into a new Employment Agreement with Parent.

Name and Principal Position	Cash ($)	Healthcare Benefit Continuation ($)
Christophe Lavigne, President and Chief Executive Officer	2,236,848	41,984

LDR’s obligation to pay the cash severance and transaction bonus payments, as applicable, to the named executive officers is conditioned on the applicable named executive officer executing and not revoking an effective release of claims. For purposes of these estimates, LDR has assumed that no payments are subject to reduction to the extent required by the terms of any applicable employment and severance agreement to account for the application of Section 280G of the Code to such payments. None of the named executive officers’ agreements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, LDR’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent or the Surviving Corporation for a period of time following the Merger Effective Time. Such indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides that for six years from and after the Merger Effective Time, Parent will, and will cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of LDR and its subsidiaries under any and all indemnification agreements and other provisions relating to exculpation, indemnification and advancement of expenses in effect immediately prior to the Merger Effective Time between LDR or any of its subsidiaries and any of its current or former directors and officers and any person who becomes a director or officer of LDR or any of its subsidiaries prior to the Merger Effective Time. In addition, for a period of six years following the Merger Effective Time, Parent will cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of LDR and its subsidiaries immediately prior to the Merger Effective Time. Pursuant to the Merger Agreement, Parent and Purchaser have agreed that all rights to exculpation and indemnification and advancement of expenses for acts or omissions occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, now existing in favor of any indemnified party will survive the Merger and will continue in full force and effect with respect to such indemnified party.

The Merger Agreement provides that for a period of six years after the Merger Effective Time, the Surviving Corporation will maintain in effect the current policies (whether through purchase of a “tail” policy or otherwise) of directors’ and officers’ and fiduciary liability insurance maintained by LDR, in respect of acts or omissions occurring at or prior to the Merger Effective Time, covering each person covered by the directors’ and officers’ insurance immediately prior to the Merger Effective Time, on terms with respect to the coverage and amounts no less favorable in the aggregate than those of the current policies in effect immediately prior to the Merger Effective Time, provided, that the Parent or Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous in the aggregate to former officers and directors of LDR, and provided further that if the aggregate annual premiums for such policies at any time during such period will exceed 300% of the per annum premium rate paid by LDR and its subsidiaries as of the date hereof for such policies, then Parent and the Surviving Corporation will only be required to provide the most favorable coverage as will then be available at an annual premium equal to 300% of such rate.

Item 4. The Solicitation or Recommendation.

Recommendation of the LDR Board.

At a meeting held on June 6, 2016, after careful consideration, the LDR Board, among other things, unanimously adopted resolutions (i) determining that the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby are advisable, fair to, and in the best interests of LDR and its stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) recommending that LDR’s stockholders tender their Shares into the Offer and (v) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

The LDR Board hereby unanimously recommends that LDR’s stockholders tender their Shares into the Offer.

A copy of a joint press release issued on June 7, 2016, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the LDR Board.

Background of the Offer

The following chronology summarizes certain meetings and events between representatives of LDR and representatives of Parent that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the respective representatives of LDR and Parent. For a review of Parent’s additional activities relating to these contacts, please refer to the Offer to Purchase, which is being mailed to LDR stockholders with this Schedule 14D-9.

The LDR Board and management regularly evaluate LDR’s business and financial plans and prospects. As part of this evaluation, the Board and management have periodically considered potential strategic alternatives to enhance value to LDR’s stockholders.

In December 2015, the chief executive officer of party A, a strategic party, contacted Christophe Lavigne, LDR’s Chairman, President and Chief Executive Officer, to discuss the spine industry. Following this initial discussion, the chief executive officer of party A and Mr. Lavigne had intermittent high-level discussions regarding a potential strategic combination, including meetings and discussions between executives of LDR and party A. In connection with these discussions, LDR and party A entered into a confidentiality agreement containing a mutual standstill provision, including a “don’t ask, don’t waive” standstill provision. Mr. Lavigne kept the Board informed about these discussions, and, following a February 2016 LDR Board meeting, the LDR Board determined that it did not wish to pursue a strategic business combination with party A.

On February 18, 2016, David Dvorak, Parent’s President and Chief Executive Officer, contacted Mr. Lavigne to propose a meeting to discuss LDR’s business.

On February 20, 2016, Messrs. Dvorak and Lavigne had a lunch meeting in Austin, Texas, during which they discussed the spine industry in general and also discussed, among other things, the respective businesses of LDR and Parent. Messrs. Lavigne and Dvorak agreed to continue such discussions at a later date.

On March 5, 2016, Messrs. Lavigne and Dvorak met in person in Austin, Texas to continue their prior discussions. After extensive discussion, Mr. Dvorak indicated that Parent would be interested in exploring a potential strategic transaction between the two companies, should LDR also be interested. Mr. Lavigne indicated that he would respond after consulting with the LDR Board.

On March 7, 2016, the LDR Board met telephonically with representatives of Andrews Kurth LLP (“Andrews Kurth”), LDR’s outside counsel, present. At this meeting, Mr. Lavigne updated the LDR Board on the March 5th meeting with Mr. Dvorak and Parent’s interest in acquiring LDR, and the LDR Board authorized continued discussions with Parent relating to a potential transaction.

On March 18, 2016, the LDR Board met telephonically with representatives of Andrews Kurth and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), LDR’s financial advisor, present at the meeting. At this meeting, representatives of Andrews Kurth discussed the LDR Board’s fiduciary duties in connection with evaluating and responding to any proposal from Parent, including relating to the negotiation of post-closing employment arrangements in advance of substantive agreement on the transaction terms, as well as the LDR Board’s fiduciary duties in the event the LDR Board determined to sell LDR. The directors also discussed the potential retention of BofA Merrill Lynch as LDR’s financial advisor and discussed and considered, among other things, details furnished by representatives of BofA Merrill Lynch relating to BofA Merrill Lynch’s material relationships with Parent, including the amount of revenues derived by BofA Merrill Lynch and its affiliates from Parent for investment and corporate banking services for the then-prior two year period, as well as the fact that BofA Merrill Lynch acted as a financial advisor to the parent company of Biomet, Inc. in its sale to Zimmer Holdings, Inc. At this meeting, the LDR Board approved moving forward with diligence meetings with Parent as well as entering into a mutual non-disclosure agreement.

On March 21, 2016, LDR and Parent entered into the Confidentiality Agreement, which is described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between LDR, Parent and/or Purchaser—Confidentiality Agreement.”

On March 22, 2016, representatives of LDR, including Mr. Lavigne, Robert McNamara, LDR’s Executive Vice President and Chief Financial Officer, and Scott Way, LDR’s Executive Vice President, General Counsel, Secretary and Compliance Officer, met with representatives of Parent, including Mr. Dvorak, Adam Johnson, Parent’s Group President Spine, Dental, CMF and Thoracic, and Daniel Florin, Parent’s Senior Vice President and Chief Financial Officer, in Austin, Texas. At this meeting, the representatives of LDR and Parent discussed in further detail LDR’s business plan, strategy and internal forecasts, including LDR’s innovation pipeline.

On April 1, 2016, representatives of Goldman Sachs & Co. (“Goldman Sachs”), Parent’s financial advisor, and Mr. Florin contacted representatives of BofA Merrill Lynch and informed them that, based on information that was then available to Parent, Parent would be interested in pursuing an acquisition of all of the outstanding Shares for cash consideration in the low thirty dollars per Share range. Shortly following this discussion, representatives of BofA Merrill Lynch contacted representatives of Goldman Sachs to indicate that the LDR

Board would not consider a potential transaction for cash consideration within such per Share range but that the LDR Board would authorize LDR’s management team to provide certain additional information to Parent in connection with its financial due diligence review of LDR.

Also on April 1, 2016, representatives of BofA Merrill Lynch furnished supplemental details to the LDR Board with respect to BofA Merrill Lynch’s material relationships with Parent and with each of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) (and certain of its affiliates and portfolio companies) and TPG Capital (“TPG”) (and certain of its affiliates and portfolio companies), which each have a representative that serves on Parent’s board of directors. In particular, BofA Merrill Lynch advised the LDR Board that the amount of aggregate revenues derived by BofA Merrill Lynch and its affiliates for investment and corporate banking services for the then-prior two year period from each of KKR (and certain of its affiliates and portfolio companies) and TPG (and certain of its affiliates and portfolio companies) ranged from $65 million to $85 million and from $80 million to $100 million, respectively.

On April 2, 2016, the LDR Board met telephonically, with representatives of Andrews Kurth and BofA Merrill Lynch present at the meeting. At this meeting, representatives of BofA Merrill Lynch updated the LDR Board regarding the discussions that BofA Merrill Lynch had with representatives of Goldman Sachs and Parent. The LDR Board also approved a five-year forecast that management had prepared in connection with LDR’s discussions with Parent and authorized LDR’s management to share such forecast with Parent. For more information about the Management Forecast see “—LDR Management Forecast” below. After discussion, including with respect to information regarding BofA Merrill Lynch’s material relationships and certain revenues derived by BofA Merrill Lynch that had been disclosed to the LDR Board by representatives of BofA Merrill Lynch, the LDR Board approved retention of BofA Merrill Lynch as LDR’s financial advisor.

On April 6, 2016, Messrs. Lavigne and Dvorak discussed the Management Forecast, including certain assumptions underlying such forecast. Mr. Lavigne also provided Mr. Dvorak with an overview of LDR’s preliminary results for the first quarter of 2016. Also on April 6, 2016, LDR formally engaged BofA Merrill Lynch as its financial advisor.

On April 8, 2016, representatives of the respective management teams of LDR and Parent, together with representatives of their respective financial advisors, met telephonically and discussed the Management Forecast, including certain assumptions underlying such forecast.

On April 15, 2016, Mr. Florin contacted representatives of BofA Merrill Lynch and informed them that Parent was considering a non-binding proposal to acquire all of the outstanding Shares for $35.00 per Share in cash.

On April 19, 2016, the LDR Board met telephonically, with representatives of management, Andrews Kurth and BofA Merrill Lynch present. At this meeting, representatives of BofA Merrill Lynch updated the LDR Board regarding their discussions with Mr. Florin and representatives of Goldman Sachs. Representatives of Andrews Kurth outlined certain matters with respect to the structure of a potential transaction, including alternatives for ensuring that, should LDR enter into a transaction with Parent, the stockholders of LDR would receive the best price reasonably attainable, including contacting additional potential acquirors prior to the announcement of a transaction, the inclusion of a go-shop provision in the definitive agreement and other means of conducting a pre-signing market check.

On April 22, 2016, Parent submitted a non-binding proposal to acquire all of the outstanding Shares for $35.00 per Share in cash. In connection with the proposal, Parent requested a 45-day exclusivity period and sent a draft exclusivity agreement to LDR.

On April 24, 2016, the LDR Board met telephonically, with members of LDR management and representatives of Andrews Kurth and BofA Merrill Lynch present. At this meeting, representatives of BofA Merrill Lynch reviewed financial data and financial perspectives with the LDR Board and discussed the proposal, and representatives of Andrews Kurth discussed the LDR Board’s fiduciary duties in connection with the proposal. Following discussion, the LDR Board determined that, while it would be willing to consider a potential transaction with Parent at a higher valuation and upon other acceptable terms and conditions, the proposal by Parent did not fully reflect the value of LDR, its business and prospects and that the LDR Board believed a value in the range of $40.00 per Share should be communicated to Parent. At this meeting, the LDR Board also considered the advisability of contacting other potential acquirors to ascertain their interest in pursuing a transaction with LDR, but determined that there would be greater risk in actively soliciting other potential acquirors due to the potential harm a leak regarding a potential transaction would have to LDR’s ongoing stand-alone business prospects. The LDR Board also authorized management to provide additional information to Parent in an attempt to demonstrate that the intrinsic value of LDR was greater than the value indicated in the proposal.

On April 25, 2016, Mr. Lavigne contacted Mr. Dvorak and informed him that the LDR Board determined that Parent’s offer did not adequately value LDR and communicated that he believed that the LDR Board would likely require a cash purchase price closer to $40.00 per Share in order to consider a potential transaction. Mr. Lavigne also informed Mr. Dvorak that the LDR Board had authorized additional diligence meetings to allow LDR to demonstrate additional value per Share. Mr. Lavigne advised Mr. Dvorak that the LDR Board was conducting an in-person meeting on April 28, 2016, and that a revised proposal should be submitted before that date.

During the evening of April 27, 2016, Mr. Dvorak contacted Mr. Lavigne and informed him that Parent was prepared to submit a revised non-binding proposal to acquire all of the outstanding Shares for $36.00 per Share in cash. Mr. Lavigne indicated that he did not believe that the proposal sufficiently valued LDR. During this discussion, Mr. Dvorak also informed Mr. Lavigne that, in connection with a combination of LDR and Parent, Parent would seek to retain Mr. Lavigne in a senior role for the spine division of the combined company. Mr. Lavigne informed Mr. Dvorak that he would not have any conversations relating to post-closing employment until after the substantive terms of the proposed transaction had been agreed.

On April 28, 2016, Mr. Dvorak contacted Mr. Lavigne and informed him that Parent would be submitting a revised non-binding proposal that would represent Parent’s “best and final” terms with respect to the valuation of LDR. Later that day, Parent submitted a revised non-binding proposal to acquire all of the outstanding Shares for $37.00 per Share in cash. In connection with the revised proposal, Parent requested a 30-day exclusivity period and sent an updated draft of the exclusivity agreement to LDR.

When LDR received Parent’s revised proposal on April 28, 2016, the LDR Board was having a regularly scheduled meeting at which representatives of Andrews Kurth were in attendance. At this meeting, Mr. Lavigne informed the LDR Board that Mr. Dvorak had indicated that Parent would seek to retain Mr. Lavigne in a senior role for Parent’s spine division in the event of a transaction and that Mr. Lavigne had responded to him that he would not have any conversations relating to post-closing employment until after the substantive terms of the proposed transaction had been agreed. The LDR Board, together with advice from representatives of Andrews Kurth, discussed post-closing integration matters and agreed that negotiations should not take place until after there was substantive agreement on the contractual provisions. Representatives from BofA Merrill Lynch joined the meeting telephonically and provided the LDR Board with updated financial perspectives with respect to Parent’s revised proposal. The LDR Board considered the risks of executing LDR’s strategic plan, including risks relating to the continued consolidation in the healthcare industry and the increasing practice of hospitals purchasing a significant amount of their medical devices from a list of preferred providers. After discussion and deliberation, the LDR Board determined that the $37.00 per Share cash price proposed by Parent was sufficient to continue discussions and grant a 30-day exclusivity period to Parent provided that Parent was willing to agree to certain indicative terms that would be expected to be included in the merger agreement to be entered into between the parties relating to the potential transaction, including a go-shop provision, a termination fee of 2.5% of the equity value (with such fee reduced to 1.25% in the event a transaction were entered into as a result of the go-shop period), and a full specific performance right against Parent. The LDR Board authorized LDR’s management and advisors to enter into negotiations with Parent regarding an exclusivity agreement on such terms.

Following the LDR Board meeting on April 28, 2016, Mr. Lavigne contacted Mr. Dvorak and informed him that the LDR Board had authorized LDR’s management team to proceed with discussions with Parent’s management team regarding the proposed transaction, including authorizing entry into an exclusivity agreement, subject to Parent’s agreement on certain indicative terms to be included in the merger agreement, if agreement on a proposed transaction were reached, including a go-shop provision, a 2.5% termination fee and a one-step transaction structure. Also later that day, representatives of BofA Merrill Lynch contacted Mr. Florin to discuss the LDR Board’s proposed terms.

On April 29, 2016, representatives of BofA Merrill Lynch sent Parent and representatives of Goldman Sachs a revised draft of the exclusivity agreement reflecting the terms proposed by the LDR Board.

On May 1, 2016, Mr. Dvorak contacted Mr. Lavigne and informed him that Parent was not willing to agree to a go-shop provision and that Parent required a tender offer structure, a termination fee of 4.0% of the aggregate equity value, a no-solicitation covenant (with a fiduciary out) and a five-day matching right period with respect to any alternative transaction proposals. That day, representatives of Goldman Sachs informed representatives of BofA Merrill Lynch of Parent’s proposal and representatives of Parent sent a revised draft of the exclusivity agreement to LDR.

On May 2, 2016, the LDR Board met telephonically and discussed Parent’s counterproposal. At this meeting, the LDR Board determined that, given the relatively small number of potential third party bidders, which the LDR Board believed were likely limited to strategic buyers that could easily finance a transaction, and the nature of LDR’s business, which is based on two main product lines that are generally known to the marketplace and for which significant public information was available, the LDR Board would agree to Parent’s proposal as it related to the no-solicitation covenant and tender offer structure. The LDR Board also determined to propose a termination fee of 2.5% of the aggregate equity value and a three-day matching right period with respect to alternative transaction proposals. Following this meeting, representatives of LDR delivered the LDR Board’s counterproposal to Parent and Andrews Kurth sent a revised draft of the exclusivity agreement to White & Case LLP (“White & Case”), Parent’s outside counsel.

On May 3, 2016, Mr. Dvorak contacted Mr. Lavigne to discuss further certain proposed transaction terms. During this discussion, Mr. Dvorak proposed a termination fee of 3.0% of the aggregate equity value and a three-business day matching right period with respect to alternative transaction proposals. Mr. Lavigne indicated that he would apprise the LDR Board of this proposal for its consideration. Later that day, representatives of Goldman Sachs informed representatives of BofA Merrill Lynch of the terms of Parent’s counterproposal and representatives of White & Case sent a revised draft of the exclusivity agreement to Andrews Kurth.

On May 4, 2016, the LDR Board met telephonically and discussed Parent’s proposed termination fee of 3.0% of the aggregate equity value and three-business day matching right period, noting that the difference in the dollar value of LDR’s termination fee proposal compared to the Parent proposal was approximately $5.6 million. At this meeting, the LDR Board determined that it did not believe this amount would deter a potential bidder from making a competing offer for LDR. At this meeting, the LDR Board agreed to Parent’s proposal, and authorized management to enter into the Exclusivity Agreement and proceed with negotiations relating to a potential transaction.

On May 4, 2016, Parent and LDR entered into the Exclusivity Agreement, which is described above under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between LDR, Parent and/or Purchaser—Exclusivity Agreement.”

On May 6, 2016, representatives of Parent were granted access to a virtual data room containing certain non-public information regarding LDR’s business and operations, and Parent commenced its due diligence review of the documentation provided in the virtual data room. Representatives of Parent participated in a number of due diligence conference calls with representatives of LDR’s management team following such date until June 6, 2016.

On May 12 and May 13, 2016, representatives of Parent, LDR, Goldman Sachs, BofA Merrill Lynch and Andrews Kurth attended in-person due diligence meetings at Andrews Kurth’s offices in Austin, Texas, and representatives of White & Case participated by teleconference.

On May 19, 2016, representatives of White & Case delivered an initial draft of the merger agreement to Andrews Kurth.

On May 23, 2016, Mr. Johnson and Indraneel Kanaglekar, Parent’s Vice President, Business Development & PMO, met with Mr. Lavigne and Patrick Richard, LDR’s Executive Vice President, General Manager for LDR Médical, in Lost Pines, Texas to discuss LDR’s European operations. Later that day, Messrs. Lavigne, Dvorak, Johnson and Richard met to introduce Parent’s management team to Mr. Richard and to continue discussions regarding LDR’s operations.

Also on May 23, 2016, representatives of Andrews Kurth delivered a revised draft of the merger agreement to White & Case.

On May 24, 2016, Messrs. Dvorak and Johnson met with Messrs. Lavigne, Richard, McNamara, Ross, Burrows, Potgieter and Way in Lost Pines, Texas to continue due diligence discussions regarding, among other things, the LDR sales force structure and the interface between operations in Austin, Texas, and operations in Troyes, France. During this meeting, LDR’s management team also discussed with Parent’s management team LDR’s most recent investor relations presentation.

On May 28, 2016, Mr. Dvorak contacted Mr. Lavigne to discuss Parent’s due diligence findings and the potential implications thereof on Parent’s financial perspectives regarding LDR. During this discussion, Mr. Lavigne informed Mr. Dvorak that LDR would not be willing to consider any changes to the proposed cash consideration. Mr. Dvorak suggested that the respective management teams of the two companies further discuss the Management Forecast as well as the assumptions underlying Parent’s evaluation of the proposed transaction. Mr. Dvorak also informed Mr. Lavigne that Parent would require both Mr. Lavigne and Mr. Richard to enter into post-closing employment agreements with Parent. Mr. Lavigne indicated that he and other members of LDR’s management team would not be prepared to discuss any post-closing employment terms until the transaction consideration had been agreed.

On May 29, 2016, representatives of the respective management teams of LDR and Parent and representatives of BofA Merrill Lynch held a conference call to discuss the financial perspectives of Parent’s and LDR’s respective management teams regarding LDR, including assumptions underlying such perspectives, such as cervical disc replacement market growth expectations, LDR’s Mobi-C revenue estimates, potential benefits for Parent anticipated from accelerated payer coverage in the U.S. and EMEA, standalone interbody device market growth expectations, including the expected impact of future MIVo products and LDR’s standalone MIVo revenue estimates.

On May 30, 2016, representatives of White & Case delivered a revised draft of the merger agreement to Andrews Kurth.

On May 31, 2016, representatives of Andrews Kurth and White & Case discussed certain terms of the draft merger agreement, including the offer conditions, the definition of Company Material Adverse Effect, Parent’s efforts covenant, the terms of the no-solicitation covenant and related matters, LDR’s obligation to reimburse Parent’s transaction expenses in the event the merger agreement were terminated under certain circumstances and the extent to which LDR’s termination fee and expense reimbursement obligations would constitute Parent’s sole and exclusive remedies in the event of termination of the merger agreement. During this call, representatives of Andrews Kurth and White & Case discussed next steps for initiating and advancing discussions regarding post-closing employment arrangements for certain of LDR’s executive officers assuming that no further negotiations would occur concerning the proposed transaction consideration.

Also on May 31, 2016, representatives of BofA Merrill Lynch sent LDR’s management updated disclosure regarding BofA Merrill Lynch’s material relationships with Parent, KKR (and certain of its affiliates and portfolio companies) and TPG (and certain of its affiliates and portfolio companies). LDR’s management sent such updated disclosure to LDR’s Board.

On June 1, 2016, the LDR Board met and discussed the potential transaction, including an update by representatives of Andrews Kurth on the outstanding issues raised in Parent’s most recent draft of the merger agreement, including the no-solicitation covenant and related matters, LDR’s proposed obligation to reimburse Parent’s transaction expenses in the event the merger agreement were terminated under certain circumstances, the standard of efforts that Parent would be required to consummate the transaction, the treatment of outstanding LDR Performance Stock Units, and the offer conditions. At this meeting, the LDR Board determined that it would substantially agree to Parent’s proposed no-solicitation and efforts covenants, but viewed provisions relating to closing conditions and the definition of Company Material Adverse Effect as warranting further negotiation. At this meeting, representatives of Andrews Kurth updated the LDR Board that in the event that no further negotiations would occur regarding the proposed transaction consideration, the LDR Board could authorize LDR’s management, including Messrs. Lavigne and Richard, to negotiate post-closing employment arrangements and the LDR Board approved of such negotiations. The LDR Board then discussed post-closing employment matters relating to management, as well as potential retention bonus payments for certain executives and other key employees.

Later that day, representatives of Andrews Kurth and White & Case discussed certain employment matters relating to the proposed transaction. Also later on June 1, 2016, representatives of Andrews Kurth delivered a revised draft of the merger agreement to White & Case.

Also on June 1, 2016, Mr. Johnson contacted Mr. Lavigne and informed Mr. Lavigne that Parent was going to request a seven-day extension of the exclusivity period (which was then-scheduled to expire on June 3, 2016) in order to finalize the draft merger agreement, finalize the communication plan and other documentation for the proposed transaction and negotiate post-closing employment agreements for Mr. Lavigne and Mr. Richard.

On June 2, 2016, the LDR Board met and discussed Parent’s informal request for an extension of the exclusivity period, as well as the fact that Parent had indicated that it would require Mr. Lavigne and Mr. Richard to enter into post-closing employment agreements with Parent as a condition to entering into the merger agreement.

Later on June 2, 2016, Mr. Dvorak contacted Mr. Lavigne to discuss outstanding items that needed to be addressed and Mr. Dvorak proposed a three-day extension of the exclusivity period to 11:59 p.m., Eastern time, on June 6, 2016. Mr. Lavigne indicated that he would apprise the LDR Board of the request for its consideration.

On June 3, 2016, the LDR Board met, discussed and approved Parent’s request to extend the exclusivity period until 11:59 p.m. Eastern time on June 6, 2016. Later that day, LDR and Parent entered into an amendment of the Exclusivity Agreement to provide for this extension.

Also on June 3, 2016, representatives of White & Case and Andrews Kurth discussed certain terms of the draft merger agreement, including the offer conditions, the definition of Company Material Adverse Effect, the terms of the no-solicitation covenant and related matters, including the ability of the LDR Board to waive the “don’t ask, don’t waive” standstill provision of the confidentiality agreement with party A, LDR’s proposed reimbursement of Parent’s transaction expenses in the event the merger agreement were terminated under certain circumstances and the extent to which LDR’s termination fee and expense reimbursement obligations would constitute Parent’s sole and exclusive remedies. Later that day, representatives of White & Case delivered a draft term sheet for Mr. Lavigne’s post-closing employment agreement as well as a revised draft of the merger agreement to Andrews Kurth, which included an offer condition relating to the active employment of Messrs. Lavigne and Richard at the acceptance time of the offer pursuant to new employment agreements with Parent that would become effective as of such time.

On June 4, 2016, representatives of Andrews Kurth and White & Case discussed certain open items relating to the draft merger agreement, including the proposed offer condition related to Messrs. Lavigne’s and Richard’s respective employment, certain other offer conditions, the definition of Company Material Adverse Effect and LDR’s obligation to reimburse Parent’s expenses in the event the merger agreement were terminated under certain circumstances. Later that day, representatives of Andrews Kurth also delivered a revised term sheet regarding Mr. Lavigne’s post-closing employment agreement with Parent to White & Case. Later that day, representatives of White & Case delivered a revised draft of the merger agreement to Andrews Kurth. Also that day, Mr. Johnson again informed Mr. Lavigne that Parent would not execute a definitive merger agreement until Messrs. Lavigne and Richard entered into post-closing employment agreements with Parent.

On June 5, 2016, Messrs Lavigne and Johnson discussed the terms of Mr. Lavigne’s post-closing employment agreement with Parent. Later that day, representatives of Andrews Kurth delivered revised drafts of the merger agreement and the term sheet relating to Mr. Lavigne’s employment agreement to White & Case. Subsequently, representatives of Andrews Kurth and White & Case discussed the remaining open items relating to the draft merger agreement, including certain offer conditions and LDR’s obligation to reimburse Parent’s transaction expenses in the event the merger agreement were terminated under certain circumstances. Later that day, representatives of White & Case delivered a revised draft of the merger agreement.

On June 6, 2016, representatives of White & Case sent initial drafts of the post-closing employment agreement for Mr. Lavigne and a post-closing retention agreement for Mr. Richard. Messrs. Lavigne and Richard, together with other representatives of LDR, and Mr. Johnson, together with other representatives of Parent, continued to negotiate the terms of these agreements. Later that day, representatives of Andrews Kurth delivered a revised draft of the merger agreement to White & Case.

In the early evening of June 6, 2016, the Compensation Committee of the LDR Board (the “Compensation Committee”) and the LDR Board held a joint meeting, with representatives of Andrews Kurth, BofA Merrill Lynch and Richards Layton & Finger, PA (“Richards Layton”), Delaware counsel to LDR, in attendance, to consider certain matters in connection with the proposed transaction. At this meeting, the Compensation Committee determined that the treatment of LDR equity awards provided in the Merger Agreement was consistent with the terms of LDR’s stock plans and further approved, and recommended that the LDR Board approve, the cancellation of LDR equity awards at the Merger Effective Time in exchange for the consideration to be paid to holders of equity awards in accordance with the terms of the Merger Agreement. The Compensation Committee also considered and approved certain employment and service-based payments for purposes of Rule 14d-10. Following the Compensation Committee portion of the meeting, representatives of BofA Merrill Lynch reviewed with the LDR Board its financial analysis of the Offer Price and delivered to the LDR Board an oral opinion, which was confirmed by delivery of a written opinion dated June 6, 2016, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of LDR common stock in the Transactions, was fair, from a financial point of view, to such holders. For more information about BofA Merrill Lynch’s opinion, see below under the heading “—Opinion of LDR’s Financial Advisor.” Next, representatives of Andrews Kurth and Richards Layton reviewed the LDR Board’s fiduciary duties in connection with the proposed transaction with Parent and representatives of Andrews Kurth discussed the final terms of the Merger Agreement, including changes made to the Merger Agreement since the last meeting of the LDR Board. Representatives of Andrews Kurth also summarized the proposed terms of Mr. Lavigne’s and Mr. Richard’s post-closing employment agreements with Parent that had been negotiated in connection with the transaction. Following these discussions, the LDR Board unanimously determined that the Merger Agreement and the transactions contemplated thereby were advisable, fair to and in the best interests of LDR and its stockholders and the LDR Board, among other things, unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommended that the LDR stockholders accept the Offer and tender their Shares in the Offer. The LDR Board also considered and approved the recommendations of the Compensation Committee regarding the treatment of equity awards and, conditioned upon entry into the Merger Agreement, approved a waiver of the “don’t ask, don’t waive” standstill provision of the confidentiality agreement with party A.

During the evening of June 6, 2016, LDR and Parent finalized and executed the Merger Agreement and Parent and Messrs. Lavigne and Richard finalized and executed their Employment Agreements with Parent. See the above section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between LDR and its Executive Officers, Directors and Affiliates—Executive Officer and Director Arrangements Following the Merger” for additional details.

Before the NYSE and NASDAQ opened on June 7, 2016, Parent and LDR issued a joint press release announcing the execution of the Merger Agreement. Later that day, LDR sent a letter to party A informing it that the LDR Board had waived the “don’t ask, don’t waive” standstill provision of the confidentiality agreement with party A.

Reasons for the Recommendation of the LDR Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the LDR Board consulted with LDR’s senior management and legal and financial advisors and considered and analyzed a range of factors. In the course of reaching its determination to approve the terms of the Merger Agreement, the Offer and the Merger and to recommend that LDR’s stockholders accept the Offer and tender their Shares in the Offer, the LDR Board considered numerous factors, including the following material factors and benefits, each of which the LDR Board believed supported its unanimous determination and recommendation:

•	Premium to Market Price. The LDR Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders of LDR with the opportunity to receive a premium over the current and historical market price of the Shares. The LDR Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents:

¡	a premium of approximately 63.9% over the closing price per Share on the NASDAQ Global Select Market on June 6, 2016, the trading day before the execution of the Merger Agreement;

¡	a premium of approximately 67.1% over the volume weighted average price over the 30-day period before the execution of the Merger Agreement;

¡	a premium of approximately 65.7% over the volume weighted average price over the 180-day period before the execution of the Merger Agreement; and

¡	a premium of approximately 34.8% over the volume weighted average price over the 1-year period before the execution of the Merger Agreement.

•	Certainty of Value. The LDR Board considered that the consideration to be received by LDR’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The LDR Board believed this certainty of value was compelling compared to the long-term value creation potential of LDR’s business taking into account the risks of remaining independent and pursuing LDR’s current business and financial plans.

•	The Prospects of LDR; Risks Relating to Remaining a Stand-Alone Company. The LDR Board considered LDR’s prospects and risks if LDR were to remain an independent company. The LDR Board discussed LDR’s current business and financial plans, including the risks and uncertainties associated with (i) achieving and executing upon LDR’s business and financial plans in the short- and long-term, (ii) assumptions underlying LDR’s projections failing to materialize, and (iii) the general risks of market conditions that could reduce the price of the Shares. Among the potential risks identified by the LDR Board were:

¡	the concentration of LDR’s revenue on two technology platforms: Mobi and VerteBRIDGE;

¡	LDR’s ability to successfully develop, manufacture, commercialize and distribute its Mobi and VerteBRIDGE platform products;

¡	the fact that sales of LDR’s products depend in part on the availability of reimbursement within prevailing healthcare payment systems, and LDR’s continued difficulties with respect to securing such third-party payor coverage and reimbursement;

¡	the fact that sales of LDR’s products depend in part on the payments received by surgeons for performing procedures utilizing LDR’s products and the potential incentives surgeons may have to use products other than LDR’s products as a result of current payment arrangements or changes in future payment arrangements;

¡	the possibility of changes in the availability of reimbursement and the level of reimbursement with respect to LDR’s products;

¡	the trend of consolidation in the medical device industry generally, as well as among LDR’s customers and third-party payors, resulting in potentially greater pricing pressures, competition and complex contracts than in the past, both in the United States and abroad;

¡	potential future competition, including from development of competing products by larger and better funded companies;

¡	the competitive nature of LDR’s industry and target markets;

¡	the risks inherent in the medical device industry, particularly for a company with a limited number of commercialized products and limited financial resources;

¡	the uncertain nature of the financial markets and the potential that equity funding may not be available to LDR on attractive terms, or at all, at various times in the future; and

¡	general risks and market conditions that could reduce the market price of the Shares.

•	Potential Strategic Alternatives. The LDR Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate LDR as an independent entity and the desirability and perceived risks of that course of action), potential benefits to LDR’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the LDR Board’s assessment that none of these alternatives was reasonably likely to create greater value for LDR’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

•	Value. The LDR Board believed that the Offer Price of $37.00 per Share represented fair value for the Shares, taking into account the LDR Board’s familiarity with LDR’s business strategy, assets and prospects, and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•

Negotiations with Parent and Terms of the Merger Agreement. The LDR Board believed that the Offer Price of $37.00 per Share represented the highest value reasonably obtainable for the Shares, based on the LDR Board’s consideration of potential strategic alternatives and the progress and outcome of its negotiations with Parent. The LDR Board believed, based on its negotiations and discussions with Parent, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable noneconomic terms to LDR and its stockholders to which Parent was willing to agree. Among the noneconomic terms of the Merger Agreement which the LDR Board believes are favorable to LDR and LDR’s stockholders include:

¡	Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the LDR Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third-party that has made an unsolicited and written acquisition proposal that constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) if the LDR Board determines in good faith, after consultation with its outside legal counsel, that the LDR Board is required to take such actions in order to comply with its fiduciary duties under Delaware law.

¡	Change of Recommendation—either in the event that LDR receives a Superior Proposal (as defined in the Merger Agreement) or in the event of an Intervening Event (as defined in the Merger Agreement), the LDR Board has the right, prior to the purchase of Shares pursuant to the Offer, to (i) withhold, withdraw or qualify the LDR Board’s recommendation to LDR’s stockholders of the Offer, (ii) recommend, adopt or approve any Alternative Transaction Proposal (as defined in the Merger Agreement); or (iii) approve or recommend LDR’s execution or entry into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding relating to any Alternative Transaction Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Transaction Proposal. Notwithstanding the foregoing, the LDR Board may not make such an adverse recommendation change unless (x) in the case of a Superior Proposal, (1) such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal, (2) the purchase of Shares pursuant to the Offer has not occurred, (3) LDR has notified Parent in writing at least three business days before the adverse recommendation change of its intention to take such action, and has provided Parent with certain information relating to the Superior Proposal, (4) if requested by Parent, LDR has engaged in good faith negotiations to amend the Merger Agreement in such a manner that the alternative proposal ceases to constitute a Superior Proposal; (5) the LDR Board has determined in good faith, after consultation with outside legal counsel, that the failure to make an adverse recommendation change would be inconsistent with its fiduciary duties and (6) such Superior Proposal did not involve a breach by LDR or its subsidiaries of its no-solicitation and change-of-recommendation obligations, and (y) in the case of an Intervening Event, (1) such Intervening Event has occurred, (2) the purchase of Shares pursuant to the Offer has not occurred, (3) LDR has notified Parent in writing at least three business days before the adverse recommendation change of its intention to take such action, and has provided Parent with certain information relating to the Intervening Event, (4) if requested by Parent, LDR has engaged in good faith negotiations to amend the Merger Agreement in such a manner that obviates the need to effect an adverse recommendation change on the basis of such Intervening Event; (5) the LDR Board has determined in good faith, after consultation with outside legal counsel, that the failure to make an adverse recommendation change would be inconsistent with its fiduciary duties, and (6) such Intervening Event did not involve a breach by LDR or its subsidiaries of its no-solicitation and change-of-recommendation obligations.

¡	Superior Proposal Termination Right—the LDR Board may terminate the Merger Agreement to accept a Superior Proposal if (i) LDR has complied with the requirements set forth in clause (x) of the immediately preceding bullet under the heading “Change of Recommendation” and (ii) prior to such termination, LDR pays to Parent the termination fee of approximately $34.2 million (which constitutes approximately 3% of aggregate equity value to be paid by Parent in the Offer and the Merger), which the LDR Board believed, based in part on the advice of LDR’s financial adviser, was reasonable and customary and would not deter competing bids.

¡	Conditions to the Consummation of the Offer and Merger; Likelihood of Closing—the fact that Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, that the Merger must be consummated as promptly as practicable after the closing of the Offer and at the same per share price as the Offer Price, and the LDR Board’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

¡	Extension of Offer Period—the fact that that the Purchaser must extend the Offer for successive extension periods of not more than ten business days each (or any longer period as may be approved in advance by LDR) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser).

¡	Enforcement Right—LDR’s ability to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement.

¡	No Financing Condition—the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Timing and Likelihood of Completion. The LDR Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL which would not require a stockholder vote and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The LDR Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which LDR’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of Parent. The LDR Board considered the business reputation, management, experience in completing similar transactions and financial resources of Parent. The LDR Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of LDR’s Financial Advisor. The opinion of BofA Merrill Lynch, dated June 6, 2016, to the LDR Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Offer Price to be received by holders of Shares in the Transactions, as more fully described below in the section entitled “—Opinion of LDR’s Financial Advisor;”

•	Appraisal Rights. The LDR Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The LDR Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of LDR and will not benefit from any appreciation in value of the combined company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) LDR’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) LDR will have incurred significant transaction costs, (iii) LDR’s continuing business relationships with business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of LDR’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of LDR’s business due to pre-closing covenants in the Merger Agreement whereby LDR agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on LDR’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation; Termination Fee and Expense Reimbursement. Subject to certain exceptions, the Merger Agreement precludes LDR from soliciting alternative acquisition proposals, and requires LDR to pay to Parent a termination fee of approximately $34.2 million in certain circumstances, and pay an additional $11.4 million of Parent’s expenses in the event the Merger Agreement is terminated in certain circumstances.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on LDR’s stock price, and LDR’s ability to attract and retain key management and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the potential for litigation in connection with the Merger.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of LDR’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of LDR’s other stockholders. See the heading “Executive Officer and Director Arrangements Following the Merger” above.

The foregoing discussion of the information and factors considered by the LDR Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the LDR Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the LDR Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the LDR Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the LDR Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of LDR outweighed the risks or potential negative consequences.

Opinion of LDR’s Financial Advisor

LDR has retained BofA Merrill Lynch to act as LDR’s financial advisor in connection with the Transactions. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. LDR selected BofA Merrill Lynch to act as LDR’s financial advisor in connection with the Transactions on the basis of BofA Merrill Lynch’s experience in transactions similar to the Transactions and its reputation in the investment community.

On June 6, 2016, at a meeting of the LDR Board held to evaluate the Transactions, BofA Merrill Lynch delivered to the LDR Board an oral opinion, which was confirmed by delivery of a written opinion dated June 6, 2016, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Offer Price to be received by holders of LDR common stock in the Transactions was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the LDR Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex A to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the LDR Board for the benefit and use of the LDR Board (in its capacity as such) in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to LDR or in which LDR might engage or as to the underlying business decision of LDR to proceed with or effect the Transactions. BofA Merrill Lynch’s opinion does not address any other aspect of the Transactions and does not constitute a recommendation to any stockholder as to whether any stockholder should tender their Shares in the Offer, how any stockholder should act in connection with the proposed Transactions or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to LDR;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of LDR furnished to or discussed with BofA Merrill Lynch by the management of LDR, including certain financial forecasts relating to LDR prepared by the management of LDR, referred to herein as LDR management forecasts;

•	discussed the past and current business, operations, financial condition and prospects of LDR with members of senior management of LDR;

•	reviewed the trading history for LDR common stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of LDR with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the Merger Agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of LDR that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LDR management forecasts, BofA Merrill Lynch was advised by LDR, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LDR as to the future financial performance of LDR. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LDR, nor did it make any physical inspection of the properties or assets of LDR. BofA Merrill Lynch did not evaluate the solvency or fair value of LDR or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of LDR, that the Transactions would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on LDR or the contemplated benefits of the Transactions.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Transactions (other than the Offer Price to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of LDR or any alternative transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of LDR Common Stock and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Offer Price. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to LDR or in which LDR might engage or as to the underlying business decision of LDR to proceed with or effect the Transactions. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, how any stockholder should act in connection with the proposed Transactions or any related matter. Except as described above, LDR imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the LDR Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

LDR Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for LDR and the following publicly traded companies selected by BofA Merrill Lynch: (i) three companies engaged in spine products in the medical technology industry and (ii) five other companies engaged in the medical technology industry with revenue and profitability characteristics deemed relevant by BofA Merrill Lynch for purposes of its analysis.

The three publicly traded companies engaged in spine products in the medical technology industry were as follows:

•	Globus Medical Inc.

•	K2M Group Holdings, Inc.

•	NuVasive, Inc. (“NuVasive”)

The five other publicly traded medical technology companies were as follows:

•	Endologix, Inc. (“Endologix”)

•	Entellus Medical, Inc.

•	Intersect ENT Inc.

•	Penumbra, Inc.

•	Spectranetics Corp. (“Spectranetics”)

BofA Merrill Lynch reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on June 3, 2016, plus debt, less cash, as a multiple of calendar year 2016 and 2017 estimated revenue. BofA Merrill Lynch then applied calendar year 2016 and 2017 revenue multiples of 3.50x to 4.25x and 3.25x to 3.75x, respectively, derived from the selected publicly traded companies to LDR’s calendar year 2016 and 2017 estimated net revenue, respectively. The range of multiples of calendar year 2016 revenue was between 2.6x and 7.4x, with a median of 3.5x for the selected spine companies and a median of 4.1x for the other selected companies. The range of multiples of calendar year 2017 revenue was between 2.3x and 6.1x, with a median of 3.2x for the selected spine companies and a median of 3.8x for the other selected companies. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of LDR were based on the LDR management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for LDR, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for LDR		Offer Price
2016E Revenue	2017E Revenue

$24.78 - $29.31	$27.96 - $31.69	$37.00

No company used in this analysis is identical or directly comparable to LDR. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which LDR was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 15 selected transactions involving companies in the medical technology industry:

Acquiror	Target
• Stryker Corporation (“Stryker”)	• Sage Products LLC
• NuVasive	• Ellipse Technologies Inc.
• Endologix	• Trivascular Technologies, Inc.
• Wright Medical Group N.V.	• Tornier, Inc.
• Merz Pharmaceuticals, LLC	• Ulthera, Inc.
• Spectranetics	• Angioscore Inc.
• Smith and Nephew plc	• AnthroCare Corporation
• Covidien plc (“Covidien”)	• Given Imaging Ltd.
• Stryker	• Mako Surgical Corp.
• Bayer AG	• Conceptus Inc.
• Covidien	• ev3 Inc.
• St. Jude Medical, Inc.	• AGA Medical Corporation
• Johnson & Johnson, Inc.	• Acclarent Inc.
• Stryker	• Ascent Healthcare Solutions, Inc.
• Medtronic, Inc.	• CoreValue, Inc.

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s last twelve months’, commonly referred to as LTM, and estimated next twelve months’, commonly referred to as NTM, revenue. BofA Merrill Lynch then applied LTM and NTM revenue multiples of 5.0x to 7.5x and 4.0x to 6.5x, respectively, derived from the selected transactions to LDR’s LTM revenue as of March 31, 2016 and estimated NTM revenue as of March 31, 2017. The range of multiples for the selected transactions for LTM revenue was 4.0x to 14.1x, with a mean of 6.5x and a median of 5.4x. The range of multiples for the selected transactions for NTM revenue was 3.3x to 10.6x, with a mean of 5.5x and a median of 4.8x. The estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of LDR were based on the LDR management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for LDR, as compared to the Offer Price:

Implied Per Share Equity Value Reference Ranges for LDR		Offer Price
NTM 3/31/17E Revenue	LTM 3/31/2016A Revenue

$29.85 - $45.87	$30.52 - $43.68	$37.00

No company, business or transaction used in this analysis is identical or directly comparable to LDR or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which LDR and the Transactions were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of LDR to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that LDR was forecasted to generate from the second quarter of LDR’s fiscal year 2016 through fiscal year 2020 based on the LDR management forecasts. BofA Merrill Lynch calculated terminal values for LDR by applying terminal LTM revenue multiples of 3.5x to 4.5x to LDR’s fiscal year 2020 estimated Revenue. The cash flows and terminal values were then discounted to present value as of March 31, 2016 using discount rates ranging from 9.5% to 11.5%, which were based on an estimate of LDR’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for LDR as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for LDR	Offer Price

$30.17 - $41.29	$37.00

BofA Merrill Lynch also calculated a range of estimated present values of certain tax loss attributes of LDR forecasted to be available to LDR as set forth in the LDR management forecasts, based on a federal corporate tax rate of 35% (the “NOLs”). The gross values of the NOLs were discounted to present value as of March 31, 2016 using discount rates ranging from 9.5% to 11.5%, based on an estimate of LDR’s weighted average cost of capital. This analysis resulted in a range of present values for the NOLs of $0.74 to $0.81, which was added to the aforementioned discounted cash flow reference range to result in the following approximate implied per share equity value reference range for LDR as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for LDR (including the present value of NOLs)	Offer Price

$30.91 - $42.10	$37.00

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices and trading volumes of LDR common stock during the one-year period ended June 3, 2016; and

•	a range of publicly available research analyst price targets for LDR as of June 3, 2016.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the LDR Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of LDR and Parent. The estimates of the future performance of LDR and Parent in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Offer Price and were provided to the LDR Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of LDR or Parent.

The type and amount of consideration payable in the Transactions was determined through negotiations between LDR and Parent, rather than by any financial advisor, and was approved by the LDR Board. The decision to enter into the Merger Agreement was solely that of the LDR Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the LDR Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the LDR Board or management with respect to the Transactions or the Offer Price.

LDR has agreed to pay BofA Merrill Lynch for its services in connection with the Transactions an aggregate fee of $17.1 million, $1.5 million of which became payable in connection with the delivery of its opinion and the remainder of which is contingent upon the consummation of the Offer. LDR also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LDR, Parent and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Parent, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as co-lead arranger for, and a lender under, certain credit facilities of Parent, (ii) having acted as joint bookrunner to Parent on one or more capital markets transactions, and (iii) having provided or providing certain treasury and trade management services and products to Parent. From May 1, 2014 through April 30, 2016, BofA Merrill Lynch and its affiliates derived aggregate revenues from Parent and its affiliates of approximately $25 million for investment and corporate banking services.

LDR Management Forecast

Important Information Concerning the LDR Management Forecast

LDR does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates. In early April 2016, in connection with LDR’s discussions with Parent, management of LDR prepared and reviewed with the LDR Board, and the LDR Board approved, an unaudited forecast for fiscal years 2016 through 2020 (the “Management Forecast”).

Management prepared the Management Forecast based on assumptions that it believed to be reasonable at the time, including assumptions related to market size, market share, competition, pricing, reimbursement, research and development expenses, sales, general and administrative expenses, contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors related to LDR’s long-range operating plan, as well as how certain of these assumptions may change overtime. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Management Forecast.

LDR provided Parent with the Management Forecast in connection with its due diligence of LDR. The Management Forecast was also provided to BofA Merrill Lynch in connection with its use in connection with certain of its financial analyses and its opinion described in the section entitled “Opinion of LDR’s Financial Advisor.”

The following is selected unaudited financial data from the Management Forecast that was provided to Parent and BofA Merrill Lynch in connection with the preparation of its fairness opinion.

		Fiscal Year Ending December 31, (in thousands)
	(audited)	(unaudited)
	2015A	2016E	2017E	2018E	2019E	2020E
Net Revenue	$164,459	$188,450	$233,455	$286,408	$346,081	$422,589
Gross Profit	$137,199	$156,451	$193,713	$237,728	$287,431	$351,549
Operating Expenses	$159,668	$191,605	$214,319	$233,935	$252,980	$273,246
Net Income	($15,853)	($35,069)	($21,044)	$1,209	$28,062	$63,607
Adjusted EBITDA	($6,854)	($14,026)	$4,789	$32,741	$66,395	$113,126

GAAP to Non-GAAP Reconciliation

The Adjusted EBITDA measure included in the Management Forecast in the table above is not calculated in accordance with GAAP. As disclosed in LDR’s SEC filings, LDR defines EBITDA as net income (loss) plus interest (income) expense, net, income tax expense (benefit) and depreciation and amortization and LDR defines Adjusted EBITDA as EBITDA plus stock-based compensation expense and other interest (expense), net. LDR presents Adjusted EBITDA because LDR believes it is a useful indicator of LDR’s operating performance and LDR’s management utilizes Adjusted EBITDA in connection with its budgeting and strategic planning. The following table provides a reconciliation of Net Income to Adjusted EBITDA based on the Management Forecast.

		Fiscal Year Ending December 31, (in thousands)
	(audited)	(unaudited)
	2015A	2016E	2017E	2018E	2019E	2020E
Net Income/(Loss)	$(15,853)	$(35,069)	$(21,044)	$1,209	$28,062	$63,607
Interest (income) expense, net	$470	$(101)	$(32)	$(10)	$(49)	$(162)
Income tax (benefit) expense	$(6,074)	$0	$455	$2,579	$6,423	$14,843
Depreciation and amortization	$6,250	$8,594	$10,132	$11,711	$13,295	$14,779
EBITDA	$(15,207)	$(26,576)	$(10,489)	$15,488	$47,731	$93,066
Stock-based compensation expense	$9,365	$12,534	$15,222	$17,237	$18,649	$20,044
Other (income)/expense, net	$(1,012)	16	$16	$16	$16	$16
Adjusted EBITDA	$(6,854)	$(14,026)	$4,749	$32,741	$66,395	$113,126

Additional Information Concerning the Management Forecast

The summary of the Management Forecast is included in this Schedule 14D-9 solely to give LDR’s stockholders access to the Management Forecast that was made available to Parent, the LDR Board and BofA Merrill Lynch and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The Management Forecast was not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The Management Forecast is a forward-looking statement. The Management Forecast summarized in this section was prepared by LDR’s management.

No independent registered public accounting firm provided any assistance in preparing the Management Forecast. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Management Forecast or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Management Forecast. The KPMG LLP reports included in LDR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 relate solely to the historical financial information of LDR and to an assessment of LDR’s internal controls over financial reporting. Such reports do not extend to the Management Forecast and should not be read to do so.

By including the Management Forecast in this Schedule 14D-9, neither LDR nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Management Forecast or the ultimate performance of LDR, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Management Forecast. LDR has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Forecast.

The assumptions and estimates underlying the Management Forecast, all of which are difficult to predict and many of which are beyond the control of LDR, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Management Forecast, whether or not the Offer and the Merger are completed.

In particular, the Management Forecast, while presented with numerical specificity necessarily, was based on numerous variables and assumptions that are inherently uncertain. Since the Management Forecast covers multiple years, by its nature, it becomes subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Management Forecast not being achieved include, but are not limited to, the risk factors described in LDR’s SEC filings, including LDR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the quarter ended March 30, 2016, and otherwise described under the section below entitled “Forward-Looking Statements.” The Management Forecast also reflects assumptions as to certain business decisions that are subject to change. The information set forth in the Management Forecast is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Management Forecast was developed for LDR on a standalone basis without giving effect to the Offer and the Merger, and therefore the Management Forecast does not give effect to the Offer, the Merger or any changes to LDR’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Management Forecast does not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Management Forecast summarized in this section were prepared prior to the execution of the Merger Agreement and has not been updated to reflect any changes after the date it was prepared. LDR undertakes no obligation, except as required by law, to update or otherwise revise the Management Forecast to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Management Forecast, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Management Forecast.

Intent to Tender.

To the knowledge of LDR, each executive officer and director of LDR currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

LDR has agreed to pay BofA Merrill Lynch for its services in connection with the Transactions an aggregate fee of $17.1 million, $1.5 million of which became payable in connection with the delivery of its opinion and the remainder of which is contingent upon the consummation of the Offer. LDR also has agreed to reimburse BofA

Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by LDR or, to the knowledge of LDR after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (if Applicable)	Nature of Transaction
Patrick Richard	April 15, 2016	25,000	$27.5957	Sale of shares pursuant to a Rule 10b5-1 Plan
Joseph Aragona	April 28, 2016	6,000	N/A	Non-employee director LDR Restricted Stock Unit award(1)
Kevin M. Lalande	April 28, 2016	6,000	N/A	Non-employee director LDR Restricted Stock Unit award(1)
William W. Burke	April 28, 2016	6,000	N/A	Non-employee director LDR Restricted Stock Unit award(1)
Alan W. Milinazzo	April 28, 2016	6,000	N/A	Non-employee director LDR Restricted Stock Unit award(1)
Stefan Widensohler	April 28, 2016	6,000	N/A	Non-employee director LDR Restricted Stock Unit award(1)
Stefan Widensohler	May 7, 2016	1,000	N/A	Issued upon vesting of LDR Restricted Stock Units(2)
William W. Burke	May 7, 2016	1,000	N/A	Issued upon vesting of LDR Restricted Stock Units(2)
Joseph Aragona	May 7, 2016	1,000	N/A	Issued upon vesting of LDR Restricted Stock Units(2)
Kevin M. Lalande	May 7, 2016	1,000	N/A	Issued upon vesting of LDR Restricted Stock Units(2)
Patrick Richard	May 11, 2016	14,928	N/A	Issued upon vesting of LDR Restricted Stock Units(3)
Patrick Richard	May 11, 2016	7,464	N/A	Grant of a LDR Performance Stock Unit(4)
Christophe Lavigne	May 31, 2016	594	$17.8925	Shares acquired through the ESPP
Robert McNamara	May 31, 2016	593	$17.8925	Shares acquired through the ESPP
André Potgieter	May 31, 2016	593	$17.8925	Shares acquired through the ESPP
G. Joseph Ross	May 31, 2016	593	$17.8925	Shares acquired through the ESPP
Scott Way	May 31, 2016	593	$17.8925	Shares acquired through the ESPP
William W. Burke	June 3, 2016	833	N/A	Issued upon vesting of LDR Restricted Stock Unit(5)
Kevin M. Lalande	June 3, 2016	833	N/A	Issued upon vesting of LDR Restricted Stock Unit(5)
Stefan Widensohler	June 3, 2016	833	N/A	Issued upon vesting of LDR Restricted Stock Unit(5)

(1)	The LDR Restricted Stock Units will vest in full on the one year anniversary of April 28, 2016.
(2)	The LDR Restricted Stock Units vest annually over three years from the vesting commencement date of May 7, 2015.
(3)	The LDR Restricted Stock Units vest 25% annually over four years from the vesting commencement date of May 11, 2015.
(4)	The LDR Performance Stock Units vest upon the achievement of one or more performance goals as well as time-based vesting.
(5)	The LDR Restricted Stock Units vest annually over three years from the date of grant of June 3, 2014.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, LDR is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of LDR’s securities by LDR, LDR’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving LDR or LDR’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of LDR or LDR’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of LDR.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between LDR and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered into the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of Section 262 of the DGCL is attached hereto as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender such Shares in the Offer, (ii) timely demand appraisal and otherwise follows the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the merger consideration (which is equivalent to the Offer Price).

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Merger Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be July 13, 2016 (unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was June 14, 2016), deliver to LDR a written demand for appraisal of Shares held, which demand must reasonably inform LDR of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of LDR who made a written demand for appraisal on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with Section 262 of the DGCL and are entitled to appraisal rights will receive such notice on the effective date.

All written demands for appraisal should be addressed to:

LDR Holding Corporation

13785 Research Boulevard, Suite 200

Austin, Texas 78750

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of LDR). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. LDR is under no obligation to, and has no present intention to, file a petition and holders should not assume that LDR will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of

Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although LDR believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor LDR anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and LDR reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Merger Effective Time.

At any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of LDR. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as LDR has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to LDR a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Merger Effective Time will require written approval of LDR and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the merger consideration therefor.

The foregoing summary of the rights of LDR’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of LDR desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, LDR is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The LDR Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the LDR Board has exempted LDR from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

LDR is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Parent or any of its affiliates and LDR, each of Parent and LDR will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

United States Antitrust Compliance.

Under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On June 13, 2016, Parent filed, and on June 13, 2016, LDR filed, a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m, New York City time, on the 15th calendar day after Parent made the filing, i.e., at 11:59 p.m. on June 28, 2016, unless earlier terminated by the FTC and the Antitrust Division, or Parent or LDR, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent and LDR, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, ordering the divestiture of Shares purchased in the Offer or ordering the divestiture of substantial assets of Parent, LDR or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Stockholder Vote Not Required.

Neither Parent nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of LDR as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to effect the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of LDR, please see LDR’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the three months ended March 30, 2016.

Forward-Looking Statements.

This Schedule 14D-9 contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Forward-looking statements contained in this Schedule 14D-9 include the intent, belief or current expectations of LDR and members of its management team with respect to LDR’s announced transaction with Parent, future business operations as well as the assumptions upon which such statements are based. Forward-looking statements include specifically, but are not limited to, statements regarding the expected consummation of the transaction with Parent, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approvals for the transaction, the tender of a majority of the outstanding Shares, the possibility that the transaction will not be completed on a timely basis, if at all, and other risks and uncertainties discussed in LDR’s public filings with the SEC, including the “risk factors” sections of LDR’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q, as well as the tender offer documents filed by Parent and its subsidiary and this Schedule 14D-9. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. If the underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and undue reliance should not be placed on these statements. LDR disclaims any responsibility to update any forward-looking statements. There can be no assurance that the tender offer, merger or any other transaction will be consummated. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of LDR. All forward-looking statements are as of the date of this communication only. However, LDR will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with LDR’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated June 14, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Parent and Purchaser on June 14, 2016 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on June 14, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)	Joint Press Release issued on June 7, 2016 (incorporated by reference to Exhibit 99.1 to LDR’s Form 8-K filed with the SEC on June 7, 2016).
(a)(5)(A)*	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated June 6, 2016 (attached hereto as Annex A).
(e)(1)	Agreement and Plan of Merger, dated as of June 6, 2016, by and among LDR, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to LDR’s Current Report on Form 8-K filed with the SEC on June 7, 2016).
(e)(2)	Confidentiality Agreement, dated as of March 21, 2016, by and between LDR and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Exclusivity Agreement, dated as of May 4, 2016, by and between LDR and Parent (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	Letter Agreement Regarding Extension of Exclusivity Period, dated as of June 3, 2016, by and between LDR and Parent (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	2007 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.2 of LDR’s Registration Statement on Form S-1 filed with the SEC on August 26, 2013).
(e)(6)	Form of Stock Option Agreement for 2007 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.4 of LDR’s Registration Statement on Form S-1 filed with the SEC on September 19, 2013).
(e)(7)	2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 of LDR’s Registration Statement on Form S-1 filed with the SEC on September 19, 2013).
(e)(8)	Form of Notice of Grant-Standard Exercise for 2013 Equity Incentive Plan (2013 and 2014 Grants) (incorporated by reference to Exhibit 10.7 of LDR’s Registration Statement on Form S-1 filed with the SEC on September 19, 2013).
(e)(9)	Form of Notice of Grant-Standard Exercise for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 of LDR’s Annual Report on Form 10-K filed with the SEC on February 20, 2015).
(e)(10)	Form of Restricted Stock Unit Agreement for 2013 Equity Incentive Plan (2013 and 2014 Grants) (incorporated by reference to Exhibit 10.7 of LDR’s Annual Report on Form 10-K filed with the SEC on March 4, 2014).
(e)(11)	Form of Restricted Stock Unit Agreement for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of LDR’s Annual Report on Form 10-K filed with the SEC on February 20, 2015).
(e)(12)	Form of Performance-Based Restricted Stock Unit Agreement for 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 of LDR’s Annual Report on Form 10-K filed with the SEC on February 20, 2015).

(e)(13)	Amended and Restated 2013 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 of LDR’s Registration Statement on Form S-1 filed with the SEC on October 8, 2013).
(e)(14)	Employment Terms Letter Agreement, dated June 10, 2013, between LDR and Christophe Lavigne (incorporated by reference to Exhibit 10.10 of LDR’s Registration Statement on Form S-1 filed with the SEC on August 26, 2013).
(e)(15)	Employment Terms Letter Agreement, dated June 10, 2013, between LDR and Robert McNamara (incorporated by reference to Exhibit 10.11 of LDR’s Registration Statement on Form S-1 filed with the SEC on August 26, 2013).
(e)(16)	Employment Terms Letter Agreement, dated June 10, 2013, between LDR and André Potgieter (incorporated by reference to Exhibit 10.12 of LDR’s Registration Statement on Form S-1 filed with the SEC on August 26, 2013).
(e)(17)	Employment Terms Letter Agreement, dated June 10, 2013, between LDR and G. Joseph Ross (incorporated by reference to Exhibit 10.16 to LDR’s Annual Report on Form 10-K filed with the SEC on February 23, 2016).
(e)(18)	Employment Terms Letter Agreement, dated June 10, 2013, between LDR and James Burrows (incorporated by reference to Exhibit 10.17 to LDR’s Annual Report on Form 10-K filed with the SEC on February 23, 2016).
(e)(19)	Employment Terms Letter Agreement, dated June 10, 2013, between LDR and Scott Way (incorporated by reference to Exhibit 10.18 to LDR’s Annual Report on Form 10-K filed with the SEC on February 23, 2016).
(e)(20)	Employment Agreement, dated as of June 6, 2016, by and between Parent and Christophe Lavigne (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(21)	Employment and Consulting Engagement, dated as of June 6, 2016, by and between Parent and Patrick Richard (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2016

LDR HOLDING CORPORATION

By:	/s/ Scott Way

Name:	Scott Way
Title:	Executive Vice President, General Counsel, Compliance Officer and Secretary

ANNEX A

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

June 6, 2016

The Board of Directors

LDR Holding Corporation

13785 Research Boulevard

Suite 200

Austin, Texas 78750

Members of the Board of Directors:

We understand that LDR Holding Corporation (“LDR”) proposes to enter into an Agreement and Plan of Merger, dated as of June 6, 2016 (the “Agreement”), among LDR, Zimmer Biomet Holdings, Inc. (“Zimmer Biomet”) and LH Merger Sub, Inc., an indirect wholly owned subsidiary of Zimmer Biomet (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of LDR (“LDR Common Stock”), at a purchase price of $37.00 per share in cash (the “Consideration”, and such offer, the “Offer”) and, following the consummation of the Offer, Merger Sub will merge with and into LDR and each outstanding share of LDR Common Stock not tendered in the Offer (other than Excluded Shares and Dissenting Shares (each as defined in the Agreement)) will be converted into the right to receive the Consideration (the “Merger”, and together with the Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of LDR Common Stock of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to LDR;

(2)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of LDR furnished to or discussed with us by the management of LDR, including certain financial forecasts relating to LDR prepared by the management of LDR (such forecasts, “LDR Forecasts”);

(3)	discussed the past and current business, operations, financial condition and prospects of LDR with members of senior management of LDR;

(4)	reviewed the trading history for LDR Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(5)	compared certain financial and stock market information of LDR with similar information of other companies we deemed relevant;

(6)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(7)	reviewed the Agreement; and

(8)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of LDR that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LDR Forecasts, we have been advised by LDR, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LDR as to the future financial performance of LDR. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LDR, nor have we made any physical inspection of the properties or assets of LDR. We have not evaluated the solvency or fair value of LDR or Zimmer Biomet under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of LDR, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on LDR or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of LDR or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of LDR Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to LDR or in which LDR might engage or as to the underlying business decision of LDR to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to whether any stockholder should tender their shares of LDR Common Stock in the Offer, how any stockholder should act in connection with the Transaction or any related matter.

We have acted as financial advisor to LDR in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, LDR has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LDR, Zimmer Biomet and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Zimmer Biomet and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as co-lead arranger for, and a lender under, certain credit facilities of Zimmer Biomet, (ii) having acted as joint bookrunner to Zimmer Biomet on one or more capital markets transactions, and (iii) having provided or providing certain treasury and trade management services and products to Zimmer Biomet.

It is understood that this letter is for the benefit and use of the Board of Directors of LDR (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of LDR Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH

      INCORPORATED

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22 and 79 Del. Laws, c. 122, § 12]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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